Exhibit 99.1

ICON Reports First Quarter 2026 Results

Highlights

•Quarter one revenue of $2,034.0 million, an increase of 0.9% on quarter one 2025.

•Quarter one adjusted EBITDA of $317.7 million or 15.6% of revenue.

•GAAP net income for the quarter of $104.8 million or $1.36 diluted earnings per share.

•Quarter one adjusted net income of $192.9 million or $2.50 adjusted diluted earnings per share.

•Net business wins in the quarter of $2,880 million; a net book-to-bill of 1.42.

•Closing backlog of $22.7 billion, an increase of 4.0% on quarter four 2025.

•Net debt of $2.6 billion at March 31, 2026 with a net debt to adjusted EBITDA ratio of 1.8x.

•Reaffirming 2026 full-year financial guidance issued with revenue expected in the range of $7,850 - $8,150 million and adjusted diluted earnings per share expected in the range of $10.00 - $11.00. Adjusted diluted earnings per share to exclude amortization, stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration-related and other adjustments, transaction-related financing costs, fair value movement on investments in equity, goodwill impairment, impairment of non-financial assets and their related taxation effect.

Dublin, Ireland, June 23, 2026 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today reported its financial results for the first quarter ended March 31, 2026.

CEO, Mr. Barry Balfe commented, “ICON maintained strong commercial momentum in quarter one, delivering net bookings of $2.9 billion, and a net book-to-bill of 1.42, driven by robust gross award activity and low levels of cancellations. The improved win rates in quarter four sustained into this quarter, supported by partnerships added in H2 2025 and the addition of two new partnerships during the quarter. While quarter one financial performance was impacted, as expected, by business mix, I am pleased with the progress in executing our strategic plan and am confident that we will see incremental progress throughout 2026 and beyond.”

First Quarter 2026 Results

In quarter one 2026, gross bookings were $3,263 million with cancellations of $383 million, as determined under the new policy which went into effect October 1, 2025. This resulted in net business wins of $2,880 million and a book-to-bill of 1.42. Backlog as at March 31, 2026 was $22.7 billion.

Revenue for the first quarter was $2,034.0 million. This represents an increase of 0.9% on quarter one 2025 or a decrease of 1.9% on a constant currency basis.

GAAP net income was $104.8 million, resulting in diluted earnings per share of $1.36 in quarter one 2026, compared to diluted earnings per share of $1.99 in quarter one 2025. Adjusted net income for the quarter was $192.9 million, resulting in adjusted diluted earnings per share of $2.50 compared to $3.27 per share for the first quarter 2025.

Adjusted EBITDA for the first quarter was $317.7 million or 15.6% of revenue, a decrease of 20.2% on quarter one 2025.

The effective tax rate on adjusted net income in quarter one 2026 was 17.2%.

Free cash flow was $136.2 million in the quarter. Cash generated from operating activities for the quarter was $167.0 million. During the quarter, $30.8 million was spent on capital expenditure. $7.4 million of Term Loan B payments were made during the quarter. At March 31, 2026, the Group had cash and cash equivalents of $765.2 million, compared to cash and cash equivalents of $647.3 million at December 31, 2025 and $526.7 million at March 31, 2025. Net debt as at March 31, 2026 was $2.6 billion.

Conference Call Details

ICON will hold a conference call on June 24, 2026 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

Other Information

Cautionary Statement Regarding Forward-Looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: anticipated financial results for 2026; contracted revenue; the Company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the Company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the Company's services, risks related to the Company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, and risks relating to the Company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs. Please also refer to the section entitled "Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2025 filed on May 27, 2026 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The Company’s forward-looking statements speak only as of the date of this report or as of the date they are made, and the Company undertakes no obligation to update its forward-looking statements.

Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share and free cash flow. Adjusted EBITDA excludes stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration-related and other adjustments, fair value movement on investments in equity, and goodwill impairment, impairment of non-financial assets. Adjusted net income and adjusted diluted earnings per share exclude amortization, stock-based compensation, foreign currency gains and losses, restructuring, transaction, integration-related and other adjustments, transaction-related financing costs, fair value movement on investments in equity, goodwill impairment, impairment of non-financial assets and their related taxation effect. Free cash flow reflects cash generated from operating activities less capital expenditure. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

*Our full-year 2026 guidance adjusted diluted earnings per share measures are provided on a non-GAAP basis without a reconciliation to the most directly comparable GAAP measure because the Company is unable to predict with a reasonable degree of certainty certain items contained in the measures without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,350 employees in 97 locations in 55 countries as at March 31, 2026. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND MARCH 31, 2025
(UNAUDITED)

	Three Months Ended
	March 31, 2026	March 31, 2025
	(in thousands, except share and per share data)

Revenue	$2,033,999	$2,015,320

Costs and expenses:
Direct costs	1,556,073	1,449,258
Selling, general and administrative	200,598	198,384
Depreciation and amortization	90,331	95,958
Transaction and integration related	3,187	5,404
Restructuring	10,076	39,346
Total costs and expenses	1,860,265	1,788,350

Income from operations	173,734	226,970
Interest income	1,821	1,802
Interest expense	(47,997)	(47,609)

Income before income tax expense	127,558	181,163
Income tax expense	(22,807)	(20,351)
Net income	$104,751	$160,812

Net income per ordinary share:

Basic	$1.37	$2.00
Diluted	$1.36	$1.99

Weighted average number of ordinary shares outstanding:

Basic	76,579,420	80,552,734
Diluted	77,261,813	80,924,355

ICON plc
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2026 AND DECEMBER 31, 2025
(UNAUDITED)

	March 31, 2026	December 31, 2025
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$765,164	$647,295
Accounts receivable, net of allowance for credit losses	1,471,304	1,474,898
Unbilled revenue	1,090,950	1,096,592
Other receivables	91,804	116,750
Prepayments and other current assets	144,150	105,316
Income taxes receivable	43,965	60,824
Total current assets	$3,607,337	$3,501,675

Non-current assets:
Property, plant and equipment, net	384,750	395,724
Goodwill	8,725,780	8,731,689
Intangible assets, net	3,196,704	3,247,118
Operating right-of-use assets	123,606	128,948
Other receivables	74,442	75,707
Deferred tax asset	109,437	106,871
Investments in equity	96,966	82,050
Total Assets	$16,319,022	$16,269,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$99,846	$192,117
Unearned revenue	1,547,527	1,550,471
Other liabilities	964,790	904,826
Income taxes payable	27,611	18,999
Current bank credit lines, loan facilities and notes	529,762	529,762
Total current liabilities	$3,169,536	$3,196,175

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	2,866,695	2,872,616
Lease liabilities	111,329	117,122
Non-current other liabilities	72,337	72,807
Non-current income taxes payable	104,509	103,251
Deferred tax liability	694,320	714,427
Commitments and contingencies	—	—
Total Liabilities	$7,018,726	$7,076,398

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
76,601,538 shares issued and outstanding at March 31, 2026 and
76,567,325 shares issued and outstanding at December 31, 2025	6,307	6,305
Additional paid-in capital	7,160,610	7,131,956
Other undenominated capital	1,606	1,606
Accumulated other comprehensive loss	(95,029)	(68,534)
Retained earnings	2,226,802	2,122,051
Total Shareholders' Equity	$9,300,296	$9,193,384
Total Liabilities and Shareholders' Equity	$16,319,022	$16,269,782

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND MARCH 31, 2025
(UNAUDITED)

	Three Months Ended
	March 31, 2026	March 31, 2025
	(in thousands)
Cash flows provided by operating activities:
Net income	$104,751	$160,812

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	90,331	95,958
Reduction in carrying value of operating right-of-use assets	8,980	9,384
Amortization of financing costs and debt discount	1,519	1,480
Stock compensation expense	27,574	12,359
Deferred tax benefit	(22,861)	(25,014)
Unrealized foreign exchange movements	(13,076)	18,081
Other non-cash items	224	8,240
Changes in operating assets and liabilities:
Accounts receivable	(3,188)	481
Unbilled revenue	6,766	(66,376)
Unearned revenue	(1,967)	23,463
Other net assets	(32,047)	29,372
Net cash provided by operating activities	167,006	268,240

Cash flows used in investing activities:
Purchase of property, plant and equipment	(30,771)	(28,907)
Purchase of subsidiary undertakings (net of cash acquired)	—	(2,537)
Proceeds from investments in equity	263	103
Purchase of investments in equity	(8,930)	(5,941)
Net cash used in investing activities	(39,438)	(37,282)

Cash flows used in financing activities:
Drawdown of credit lines and loan facilities	—	50,000
Repayment of credit lines and loan facilities	(7,440)	(57,440)
Proceeds from exercise of equity compensation	1,087	4,763
Share issue costs	(5)	(5)
Repurchase of ordinary shares	—	(250,000)
Share repurchase costs	—	(150)
Net cash used in financing activities	(6,358)	(252,832)

Effect of exchange rate movements on cash	(3,341)	9,787
Net increase / (decrease) in cash and cash equivalents	117,869	(12,087)
Cash and cash equivalents at beginning of period	647,295	538,785
Cash and cash equivalents at end of period	$765,164	$526,698

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND MARCH 31, 2025
(UNAUDITED)

	Three Months Ended
	March 31, 2026	March 31, 2025
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$104,751	$160,812
Income tax expense	22,807	20,351
Net interest expense	46,176	45,807
Depreciation and amortization	90,331	95,958
Stock-based compensation expense (a)	26,982	12,294
Foreign currency (gains) / losses, net (b)	(8,375)	18,095
Restructuring (c)	10,076	39,346
Transaction, integration related and other (d)	31,367	5,404
Fair value movement on investments in equity (f)	(6,378)	—
Adjusted EBITDA	$317,737	$398,067

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$104,751	$160,812
Income tax expense	22,807	20,351
Amortization	50,279	58,946
Stock-based compensation expense (a)	26,982	12,294
Foreign currency (gains) / losses, net (b)	(8,375)	18,095
Restructuring (c)	10,076	39,346
Transaction, integration related and other (d)	31,367	5,404
Transaction-related financing costs (e)	1,519	1,465
Fair value movement on investments in equity (f)	(6,378)	—
Adjusted tax expense (g)	(40,081)	(51,941)
Adjusted net income	$192,947	$264,772

Diluted weighted average number of Ordinary Shares outstanding	77,261,813	80,924,355

Adjusted diluted net income per Ordinary Share	$2.50	$3.27

(a)Stock-based compensation expense represents the amount of expense related to the Company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency (gains) / losses, net relates to gains or losses that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period-to-period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the Company's realignment of its workforce, with the elimination of redundant positions as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company.
(d)Transaction, integration related and other costs include expenses associated with our acquisitions and any other costs incurred related to the integration of these acquisitions. Further, costs incurred in quarter one 2026 relating to the Investigation, including out of scope audit fees resulting from the impact of the investigation, and in defense of the Putative Class Action are classified within this category. For further information, please see our Annual Report on Form 20-F filed on May 27, 2026.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Fair value movement on investments in equity. We exclude these movements from adjusted EBITDA and adjusted net income because fluctuations from period-to-period do not necessarily correspond to changes in our operating results.
(g)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON plc

Contact:	Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com